SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER


                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                     Report on Form 6-K dated March 30, 2005


                           Commission File No. 1-14838

                              _____________________
                                     Rhodia
                              (Name of Registrant)

                           26, quai Alphonse Le Gallo
                           92512 Boulougne-Billancourt
                                     France
                    (Address of Principal Executive Offices)
                              _____________________

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: [X] Form 40-F: [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: [ ] No: [X]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: [ ] No: [X]

        Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                Yes: [ ] No: [X]

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: In connection with the press release filed under cover of Form 6-K earlier today, the following is a free translation from French to English for information purposes only of the letter from the French Autorite des Marches Financiers in relation to its findings of alleged rule infringements.



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    Free translation from French to English - For information purposes only



[Letterhead of the French Autorite des Marches Financiers]

The President

                                Paris, March 29, 2005
                                By Registered Letter with Return Receipt
                                ----------------------------------------
                                RHODIA
                                Represented by its Chief Executive Officer
                                Mr. Jean-Pierre Clamadieu
                                26 quai Alphonse le Gallo
                                92512 Boulogne Billancourt Cedex

Sir,

At the time of its meeting on March 22, 2005, the specialized commission(1) of the College of the Autorite des Marches Financiers ("AMF" [or French Financial Market Authority]) established pursuant to Article L. 621-2 of the French monetary and financial code examined, in accordance with Article L. 621-15 thereto, the report drawn up by the Investigation and Surveillance Division of the AMF in relation to the investigation opened on June 18, 2003 by the Director General of the Commission des operations de bourse [the former French Commission on Exchange Operations] on the financial disclosures of Rhodia as from December 31, 2001, extended by the decision of November 21, 2003 to the financial disclosures as from December 31, 2000.

In accordance with Article 49-IV of the Law no. 2003-706 of August 1, 2003 on financial security, the inquiry and procedure completed prior to the first meeting of the Commission des Sanctions [Sanctions Commission] of the AMF are in relation to the legislative and regulatory provisions in force at the date at which they were taken or carried out.

This investigation, which is focused on a company whose shares were traded on the premier marche of Euronext Paris, has found four series of findings, three(2) of which constitute the basis of the alleged rule infringements set out hereafter. The first relates to the information on the valuation of the company ChiRex in 2003; the second relates to the valuation of deferred taxes assets in

-----------------------------

1 The quorum required was reached, deliberating were Messrs. Michel Prada, Jacques Delmas-Marsalent, Jean-Paul Redouin, Jean de Demandolx Dedons, Antoine Giscard d'Estaing and Jean-Pierre Pinatton.

2 The fourth series of findings in the report deals with the terms of the acquisition by Rhodia of the company Albright & Wilson. It did not lead the specialized commission to formulate any infringement. It is believed that, in effect, the accounting methods rendered necessary by the adopted complex legal arrangement did not, taking into account the important disclosures released by the company, alter the market perception and in any case the facts examined in the report were covered by the three-year statute of limitations.

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    Free translation from French to English - For information purposes only the accounts of December 31, 2002 published in the Bulletin des Annonces Legales Obligatoires ("BALO" [or Bulletin of Obligatory Legal Announcements]) on April 11, 2003 and in the accounts of June 30, 2003 published in the BALO on September 26, 2003; and the third relates to the inaccurate, imprecise and misleading character of certain press releases and financial disclosures of Rhodia.

(A) Valuation of the company ChiRex
    -------------------------------

Pursuant to a public tender offer launched on July 24, 2000, Rhodia acquired the U.S. company ChiRex, listed on the Nasdaq and specializing in high technology services for the pharmaceutical industry.

At the close of its fiscal year 2002, Rhodia did not record any exceptional depreciation relating to the goodwill arising from its acquisition of this asset because it believed that the business plan of ChiRex at that time would be carried out as set out in annex 4 of its accounts. It was only in its 2003 accounts, published on February 13, 2004, that Rhodia recorded an impairment of the goodwill arising from the acquisition of ChiRex of (euro)232 million. Yet, in 2003, Rhodia knew that its business plan would probably not be realized and did not, however, disclose the evolution of the turnover of ChiRex and its consequences in a precise and sincere manner (1). Moreover, the information it held should have resulted in the depreciation of ChiRex's goodwill as early as the first half of 2003 (2).

1) Rhodia knew at the end of the first quarter of 2003 that ChiRex could not sign an important contract and that this signified that the new business plan of ChiRex was probably not achievable. In effect, Mr. Tirouflet stated during interviews that the failure to achieve the business plan was due, in particular, to the fact that many contracts were not finalized at the end of the first quarter of 2003 due to the controversy raised by certain shareholders.

This deterioration was heightened in October 2003 when, according to Mr. Nanot, the current Chairman of the Board of Directors, Rhodia knew that the company AstraZeneca had announced a new postponement of the launch of one of its medicines and that the realization of the business plan of ChiRex essentially relied on certain projects, as noted by a report of strategy firm MARS, and this postponement would trigger a one-year delay to achieve forecasted revenues.

These elements of which the public was not informed could have constituted sensitive information for the market, since the non-realization of the business plan would have necessitated the depreciation of goodwill at the end of the fiscal year, and therefore, the impossibility of respecting a certain number of financial "covenants" based on maintaining a minimum level of shareholders' equity.

However, the market could not have understood that the business plan would not be realized before, at best, the press release dated December 23, 2003 announcing the depreciation of goodwill in Rhodia's accounts (without alluding specifically to ChiRex). It was certainly informed by the press releases of April 29, 2003, October 30, 2003 and February 13, 2004


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"as forecasted as early as last year the postponements of FDA approval" and that
"the decrease in volumes [of the Pharmaceuticals and Agrochemicals Division] [were caused by] these postponements, anticipated since July 2002, of the launch of new medicines." Nonetheless, in the absence of precise disclosures, it was very difficult for the public to seize the importance of this information because it presupposed (i) the linkage of this information to the non-compliance with the business plan as the company did not disclose as of December 31, 2002 the heightened sensitivity of an impairment test to hypothetical assumptions for its business plan and (ii) the ability to understand the serious consequences of this non-compliance on Rhodia's financial condition.

Furthermore, the fact that Rhodia did not sign an important contract constituted an important subsequent event following the closing of its fiscal year 2002, but before the publication of its annual report, in which this information should have been disclosed.

Rhodia therefore may not have complied with the provisions of Articles 2 to 4 and 8 of the COB Regulation no. 98-07.

2) The loss, at the end of the first quarter of 2003, of the commercial outlook now discounted and its consequences on the difficulty of realizing its new business plan constituted evidence of a loss of value. Within these conditions, Rhodia should have carried out an impairment test of ChiRex at the closing of its accounts on June 30, 2003, as required by CRC Article 6.2 of Regulation no. 2002-10. Taking into account the sensitivity of the business plan's assumptions, it would have necessarily led the company to take an exceptional depreciation of the goodwill recorded from the acquisition of ChiRex.

Rhodia's communications would have therefore contravened the provisions of Articles 2 and 3 of COB Regulation no. 98-07.

(B) Valuation of deferred tax assets
    --------------------------------

The consolidated financial statements of Rhodia include deferred tax assets net of provisions, which represent savings resulting from future taxes that the company could benefit from if it were to generate positive net income. More precisely, at December 31, 2001, Rhodia recorded an increase in the aggregate amount of deferred tax assets net of provisions from (euro)107 million to
(euro)255 million, thus reducing the loss for fiscal year 2001 by approximately
(euro)150 million. At December 31, 2002, the Group maintained deferred tax assets recorded in 2001, but did not account for any new ones. At June 30, 2003 it did not further depreciate deferred tax assets. The deterioration of its business in 2003 (all quarters show a deficit) finally led the company, on the one hand, not to incur further deficits and, on the other hand, to depreciate deferred taxes recorded at December 31, 2002.

It appears that this depreciation should have been recorded in the financial statements for the fiscal year 2002 and a fortiori for the financial statements as of June 30, 2003 for approximately (euro)160 million.


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Indeed, paragraph 312 of Regulation CRC no. 99-02 provides that "deferred tax assets are taken into account only:

-   if their recoverability is not dependent on future results; (...);

- or if it is probable that the company will recover them as a result of the existence of taxable profit expected during this period. It is assumed that there will be no such profit when the company has incurred losses over the last two fiscal years, unless sufficient and convincing proof is provided, for example if such losses are the result of exceptional circumstances that should not reappear in the foreseeable future or if exceptional profits are expected".

Recommendation CNC 99 R 01, which Rhodia declared applicable in the annex to its half-year results as of June 30, 2003, provides that deferred tax assets must be accounted for in the half-year results, in cases of postponement of tax losses, using the same criteria applied to the close of the fiscal year.

Yet, in the case in point:

    - fiscal year 2002 was the second consecutive fiscal year of losses (with a net consolidated loss of (euro)213 million in 2001 and (euro)4 million in 2002, respectively);

    - Rhodia does not appear to have gathered proof regarding the existence of future profits; on the contrary, its own predictions on June 24, 2003 showed that for 2003 the company forecasted a loss after tax of
         (euro)250 million;

    - such appears to have been the opinion of the independent auditors who, while accepting the accounting methods in question, recommended in its comment letter on the close of the consolidated financial accounts as of December 31, 2002 that Rhodia "gather the necessary documents in order to support decisions made regarding depreciation of deferred tax assets in France. These documents should allow it to refute the presumption of the non-utilization of deferred tax assets in France that would lead to the full provision on December 31, 2003 of [IDAs] recorded on December 31, 2002";

    - the losses incurred in 2001 and 2002 were not the result of exceptional circumstances that would not reappear, but of prolonged restructuring measures;

    - Mr. Nanot, current Chairman of the Board of Directors and Chairman of the Audit Committee in 2003, declared during interviews that, when the Audit Committee deliberated on the question of deferred tax assets during its meeting of July 24, 2003, "it was becoming apparent that the financial situation of the company did not permit their utilization and that it would be necessary to depreciate these assets", even if he added that, to his memory, "it was not imperative from the point of view of accounting regulations, for reasons that [he could] not recall, to record their depreciation in the accounts as of June 30".

Therefore, Rhodia may not have complied with the provisions set forth in Articles 2 and 3 of COB Regulation no. 98-07.


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(C) Financial disclosures on debt, treasury and environmental risks

a) The investigations have shown that Rhodia has not communicated correctly and regularly on all of the components of its debt, particularly off-balance sheet items that were significant.

Thus, Rhodia did not provide clear information quantifying its "global" net debt on a consistent basis for 2001, 2002, and 2003 and up until February 13, 2004. Indeed, up until then, the press releases(3) only mentioned the evolution of the Group's financial debt and the market could only learn the total amount of off-balance sheet obligations upon reading the notes to the annual accounts, which was really insufficient given the increase in these obligations in 2001 and especially in 2002. Rhodia was, therefore, able to regularly report a decrease in debt since 2001, but this corresponded only to its financial debt. At the same time, its global debt remained more or less stable.

Even on annual data regarding securitization, Mr. Chacar, the Group's treasurer, clarified at an interview that Rhodia, in its annual results for 2002, only disclosed information on the securitizations of customer receivables amounting to (euro)531 million of liquidity, and not on the total amount securitized corresponding to (euro)652 million of liquidity.

Rhodia's disclosure may therefore not have complied with the provisions set forth in Articles 2, 3, 4 and 8 of COB Regulation no. 98-07.

b) With regards to treasury, Mr. Jean-Pierre Tirouflet wrote, in a Letter to Shareholders dated April 12, 2003, that Rhodia had at its disposition "more than
(euro)1 billion of liquidity at the end of December 2002". He did not specify to which concept he referred and that the figure was the sum of unused credit items and not treasury strictly speaking (an inferior amount), which may have misled the public.

Rhodia's disclosure may therefore not have complied with the provisions set forth in Articles 2 and 3 of COB Regulation no. 98-07.

c) Provisioning for environmental risks which Rhodia disclosed in its annual reports for the fiscal years of the period under investigation in fact concerned its 40 industrial sites closed before January 1, 1998 and inherited from Rhone Poulenc, whereas risks pertaining to approximately 100 sites under operation by Rhodia were only covered for approximately (euro)30 million, which appears to be very low in light of risks incumbent to the chemical sector. Rhodia informed only those shareholders present at the general meeting held in April 2004.



----------------------

3 Press releases dated January 29, 2002, July 25, 2002, April 29, 2003, October 30, 2003 and letters to shareholders of April and September 2002.

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Rhodia's disclosure on environmental risks may therefore not have been in compliance with the provisions set forth in Articles 2 and 4, and Article 8 of COB Regulation no. 98-07.

Together these facts, if proved, appear to show that Rhodia may have failed to comply with the rules present in Articles 1 through 4 and 8 of COB Regulation no. 98-07 of the Commission des operations de bourse "relative to public disclosure obligations" applicable at the time in question, maintained in force by Article 47 of law no. 2003-706 of August 2003 on financial security and, as of November 25, 2004, Articles 222-1 to 222-3, 632-1 and 222-10 of the General Regulations of the AMF, and pursuant to Articles L. 621-14 and L. 621-15 of the French monetary and financial code. They may have had the effect of altering the market in its functioning or undermining the equality of information and treatment of investors or undermining their interests. They thus are susceptible to sanction.

I transmit, in accordance with Article 18 of Decree no. 2003-1109 of November 21, 2003 "relating to the Autorite des Marches Financiers", a copy of this notification of infringements to the Chairman of the Sanctions Commission for the assignment and appointment of a rapporteur.

Attached hereto as an annex you will find the investigation report.

In accordance with Article 18 of the above mentioned Decree of November 21, 2003, you are invited to send your written observations on the infringements of which you have been notified to the Chairman of the Sanctions Commission within one month as of the date of reception of this letter. You may also obtain copies of elements of the case through the procedure at the Autorite des Marches Financiers located at 17, place de la Bourse, 75082 Paris Cedex 2, France, upon appointment (tel. 01.53.45.63.21 or 63.22). You may be assisted or represented by the counsel of your choice.

                                    For the specialized commission,

                                    Michael Prada

Enclosure: Investigation Report



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                                    SIGNATURE


              Pursuant to the requirements of the Securities Exchange Act of 1934, Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: March 30, 2005                   RHODIA

                                            By:    /s/ BRUNO MOUCLIER
                                                   -----------------------------
                                            Name:  Bruno Mouclier
                                            Title: Chief Financial Officer